Form 10-K405, Exhibit 13
period 1996-12-31
ZILOG INC
filed 1997-03-31
CIK 319450

                                                                    EXHIBIT 13.1

                              FINANCIAL HIGHLIGHTS


                                SALES        NET INCOME      CAPITAL EXPENDITURES    SHAREHOLDERS' EQUITY
                                -----        ----------      --------------------    --------------------
                                                        (Dollars in Millions)
1992......................      145.7           15.8                 27.1                   108.1

1993......................      202.7           26.8                 39.7                   165.6

1994......................      223.3           34.9                 68.7                   212.6

1995......................      285.1           42.5                 79.3                   278.9

1996......................      298.4           30.0                117.1                   325.3


                         SELECTED FINANCIAL INFORMATION
                    (IN THOUSANDS, EXCEPT FOR SHARE AMOUNTS)


===============================================================================================================

FIVE FISCAL YEARS ENDED DECEMBER 31,    1996            1995            1994            1993            1992
---------------------------------------------------------------------------------------------------------------
Sales                                $ 298,425       $ 265,122       $ 223,316       $ 202,727       $ 145,666
Net income                           $  30,001       $  42,465       $  34,909       $  26,767       $  15,795
Net income per share                 $    1.47       $    2.09       $    1.80       $    1.43       $    0.94
Number of shares used in computing
    per share amounts                   20,454          20,285          19,380          18,779          16,893

Capital expenditures                 $ 117,065       $  79,346       $  68,708       $  39,658       $  27,083
Working capital                      $  88,567       $ 102,761       $  85,173       $  88,131       $  52,869
Total assets                         $ 401,066       $ 353,430       $ 286,691       $ 212,470       $ 148,404
Shareholders' equity                 $ 325,280       $ 278,864       $ 212,595       $ 165,580       $ 108,136

===============================================================================================================

                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS


Management's discussion and analysis provides information concerning the Company's business environment, consolidated results of operations and liquidity and capital resources. In addition to historical information, management's discussion and analysis includes certain forward-looking statements regarding events and financial trends that may effect the Company's future operating results and financial position. Such statements are subject to risks and uncertainties that could cause the Company's actual results and financial position to differ materially. Such risks and uncertainties include, but are not limited to those specifically discussed below as well as those set forth in Item 1 of the Company's annual report on Form 10-K for the year ended December 31, 1996 under the caption "Business Factors That May Affect Future Results." Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof. The Company expressly disclaims any obligation or undertaking to publicly release any updates or revisions to these forward-looking statements to reflect events or circumstances that occur or arise after the date hereof to reflect the occurrence of anticipated events.
        The following discussion and analysis of the Company's results of operations and financial condition should be read in conjunction with "Selected Financial Information" and the Financial Statements and related notes included elsewhere herein.

RESULTS OF OPERATIONS

Sales   The Company's sales increased from $223.3 million in 1994 to $265.1 million in 1995, or 18.7%, and to $298.4 million in 1996, or 12.6% from 1995.
The growth in 1996 sales over 1995 was driven by increased unit volumes of products in the Company's data communications and consumer sectors.
        The Company's products are sold to system manufacturers in the data communications, consumer electronics and computer peripherals industries. No single customer accounted for more than 8.5% of sales in 1994 and 1995, and no more than 12.8% of sales in 1996, see note 7.
        International sales represented 56%, 57% and 56% of sales in 1994, 1995 and 1996, respectively. International sales have been predominantly in the Far East and Europe.
        A number of uncertainties exist that may affect the Company's future operating results, including uncertain political and general economic conditions, market acceptance of the Company's new products, the Company's ability to introduce new products and technologies on a timely basis, changes in product mix or fluctuations in manufacturing yield that affect the Company's gross margins, and numerous competitive factors. A prolonged slump in one or more industries which the Company serves may continue to affect the Company's future operating results.
        During 1996, Zilog introduced a total of 48 new products for its consumer, peripheral controller and data communications product lines. The success of these new products is dependent on a number of factors, including the Company's ability to continue to achieve design wins for these products and the Company's ability to manufacture the products in sufficient quantities to meet anticipated demand. New products may exhibit technological defects which may impede market acceptance if these defects are not resolved promptly. There can be no assurance that any new products will receive or maintain substantial market acceptance, nor can there be assurance that the Company will continue to introduce new products at a similar pace to that established over the past year.

==================================================================================================================================
                                                                                                 Year Ended December 31,
                                                                1996                    1995                    1994
----------------------------------------------------------------------------------------------------------------------------------
Sales                                                           100.0%                  100.0%                  100.0%
Costs and Expenses:
     Cost of Sales                                               58.7                    50.9                    49.9
     Research and Development                                    10.2                     9.3                    10.3
     Selling, General and Administrative                         16.1                    15.8                    16.9
                                                                ------                  ------                  ------
       Total Cost and Expenses                                   85.0                    76.0                    77.1
                                                                ------                  ------                  ------
Operating Income                                                 15.0                    24.0                    22.9
Other Income (expense):
    Interest Income, net                                          0.8                     1.0                     1.1
    Other, net, including license and royalty income             (0.3)                   (0.2)                    0.4
                                                                ------                  ------                  ------
Income before income taxes                                       15.5                    24.8                    24.4
Provision for income taxes                                        5.4                     8.8                     8.8
                                                                ------                  ------                  ------
Net income                                                       10.1%                   16.0%                   15.6%
                                                                ======                  ======                  ======
==================================================================================================================================

Cost of Sales Zilog's cost of sales represents the cost of its wafer fabrication, assembly and test operations. Cost of sales increased as a percentage of sales from 49.9% in 1994 to 50.9% in 1995 and 58.7% in 1996. The increase in the percentage of cost of sales to sales for 1996 was primarily attributable to additional depreciation expenses and production overhead costs. In late 1995, the Company began production in its new eight-inch, submicron facility in Nampa, Idaho. Depreciation expenses related to the capital additions at the new facility are expected to increase during the first half of 1997. The financial impact of the additional depreciation will be, in part, determined by the volume of products produced, product mix and manufacturing productivity.

Research and Development The Company plans to invest a major portion of its capital expenditures for 1997 in a new research facility with the capabilities of designing to a .35 micron feature size in so-called mixed signal processes. The Company believes that these processes are important to its continued introduction of new products.

                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS


Selling, General and Administrative Expenses The Company's selling, general and administrative expenses as a percentage of sales decreased from 16.9% in 1994 to 15.8% in 1995 and increased to 16.1% in 1996. The increase in 1996 was primarily attributable to the costs associated with a litigation settlement.

Operating Income The Company's operating income increased from $51.2 million in 1994 to $63.6 million in 1995 or 24.2%, and decreased to $44.6 million or 29.9% in 1996. As a percentage of sales, operating income increased from 22.9% in 1994 to 24.0% in 1995 and decreased to 15.0% in 1996. The decrease in 1996 was primarily due to a higher percentage of costs of goods sold as a result of increased depreciation charges and production overhead associated with a new eight-inch, submicron fabrication facility.

Interest Income The Company's interest income, net, was $2.5 million, $2.7 million and $2.4 million in 1994, 1995 and 1996, respectively. The decrease of $0.3 million in 1996 reflected the lower average cash and short-term investment balances held during 1996, primarily as a result of the use of internal funds to finance the new fabrication facility.

Other Income, Net, Including License and Royalty Income and Expenses The Company has entered into various license agreements in the semiconductor industry, involving both payments to and by the Company. These arrangements have provided for both one-time up-front payments, as well as ongoing royalty provisions. Also included in other income is the effect of foreign currency exchange gains of losses which tend to fluctuate from time to time. Although approximately 56%, 57% and 56% of sales during 1994, 1995 and 1996, respectively were to unaffiliated customers located outside of the United States, approximately 9% of sales in 1994 and 1995, and 7% in 1996 were not denominated in United States dollars and therefore subject to foreign currency fluctuations. The Company is also subject to foreign currency fluctuations on its working capital in the Philippines. The Company does not utilize derivative financial instruments in conjunction with this foreign currency risk.

Provision for Income Taxes The Company's effective tax rate was 36% for 1994, 35.5% for 1995 and 35% for 1996. These rates differ primarily because of the Company's increased investment in tax exempt securities and state income tax credits. In 1996, the Company generated additional state investment tax credits primarily related to its new fabrication facility in Nampa, Idaho.

Liquidity and Capital Resources The Company funded its capital expenditure and working capital needs during 1994 through 1996 by cash generated from operations and by stock options exercised. As of December 31, 1996, the Company's principal sources of liquidity consisted of cash, cash equivalents and short term investments totaling $68.9 million.

        The Company made capital expenditures of $68.7 million, $79.3 million and $117.1 million in 1994, 1995 and 1996 respectively, primarily for the expansion of production capacity and the addition of research and development equipment. The Company expects to make capital expenditures of approximately $50 million in 1997 for expansion of research and development facilities, as well as equipment for the Company new wafer fabrication facility in Nampa, Idaho.
        The Company believes that its current cash, cash equivalent and short-term investment balances, together with funds expected to be generated from operations, will provide adequate cash to fund the Company's anticipated liquidity needs for at least the next twelve months. The Company may also use bank borrowings and capital leases depending on the terms available. The Company's cash requirements in the future may also be financed by a combination of additional equity or debt financing.


                          PRICE RANGE OF COMMON STOCK

        Since of May 17, 1995, the Company's Common Stock has been traded on the New York Stock Exchange under the symbol of "ZLG". Previously the Company's Common Stock traded on the Nasdaq National Market under the symbol "ZLOG." The following table shows the high and low closing prices for the Common Stock of the Company for the periods indicated, as reported by the Nasdaq National Market and the New York Stock Exchange:

===================================================================================================================================
                                                                                High            Low
-----------------------------------------------------------------------------------------------------------------------------------
        Year Ended December 31, 1995:
           First Quarter                                                      $ 37 3/4        $ 28 1/4
           Second Quarter                                                       49 1/8          34 5/8
           Third Quarter                                                        53 1/4          38 7/8
           Fourth Quarter                                                       41 1/2          29 3/4


        Year Ended December 31, 1996:
           First Quarter                                                        38 7/8          30 1/8
           Second Quarter                                                       39 3/4          24
           Third Quarter                                                        26 3/4          15 1/2
           Fourth Quarter                                                       29 1/4          18 1/4

        Year Ended December 31, 1997:
           First Quarter (through January 24, 1997)                             27 3/8          24 3/8

===================================================================================================================================

(1) As of December 31, 1996, there were approximately 1,142 holders of record of the Company's Common Stock.

        The Company has not paid cash dividends. It is the present policy of the Company to reinvest earnings in the Company to finance expansion of the Company's operations, and the Company does not expect to pay dividends in the foreseeable future.

                       CONSOLIDATED STATEMENTS OF INCOME
                    (IN THOUSANDS, EXCEPT FOR SHARE AMOUNTS)


=============================================================================================================================
                                                YEAR ENDED DECEMBER 31,
                                                                   1996            1995            1994
-----------------------------------------------------------------------------------------------------------------------------
SALES                                                           $ 298,425       $ 265,122       $ 223,316
Costs and expenses
     Cost of sales                                                175,319         135,066         111,288
     Research and development                                      30,548          24,546          23,948
     Selling, general and administrative                           47,934          41,943          37,790
                                                                ----------      ----------       ---------
                                                                  253,801         201,555         172,126
                                                                ----------      ----------       ---------
Operating income                                                   44,624          63,567          51,190
Other income (expense):
     Interest income, net                                           2,443           2,676           2,496
     Other, net, including license and royalty and expense           (911)           (360)            860
                                                                ----------      ----------       ---------
Income before income taxes                                         46,156          65,883          54,546
Provision for income taxes                                         16,155          23,418          19,637
                                                                ----------      ----------      ----------
Net income                                                      $  30,001       $  42,465       $  34,909
                                                                ==========      ==========      ==========

Net income per share                                            $    1.47       $    2.09       $    1.80
                                                                ==========      ==========      ==========

Number of shares used in computing per share amounts               20,454           20,285         19,380
                                                                ==========      ==========      ==========

=============================================================================================================================

See accompanying notes.

                          CONSOLIDATED BALANCE SHEETS
                             (DOLLARS IN THOUSANDS)


                ===================================================================================================================
                                                                                                           DECEMBER 31,
                                                                                        1996                    1995
                -------------------------------------------------------------------------------------------------------------------
      ASSETS    Current assets:
                        Cash and cash equivalents                                    $  15,511               $   7,784
                        Short-term investments                                          53,412                  73,824
                        Accounts receivable, less allowance for
                           doubtful accounts of $250 in 1996 and 1995                   29,395                  43,061
                        Inventories                                                     34,469                  28,152
                        Prepaid expenses, deferred income taxes and other
                           current assets                                               15,516                  16,071
                                                                                     ----------              ----------
                           Total current assets                                        148,303                 168,892

                Property, plant and equipment, at cost:
                        Land, buildings and leasehold improvements                      34,061                  31,869
                        Machinery and equipment                                        345,867                 232,242
                                                                                     ----------              ----------
                                                                                       379,928                 264,111
                        Less accumulated depreciation and amortization                (131,217)                (84,771)
                                                                                     ----------              ----------
                            Net property, plant and equipment                          248,711                 179,340
                Other Assets                                                             4,052                   5,198
                                                                                     ----------              ----------

                                                                                     $ 401,066               $ 353,430
                                                                                     ==========              ==========


                -------------------------------------------------------------------------------------------------------------------

LIABILITIES AND Current liabilities:
  SHAREHOLDERS'         Accounts payable                                             $  28,786               $  36,207
         EQUITY         Accrued compensation and employee benefits                      17,545                  14,747
                        Other accrued liabilities                                        5,116                   6,574
                        Income taxes payable                                             8,289                   8,603
                                                                                     ----------              ----------
                           Total current liabilities                                    59,736                  66,131

                Deferred income taxes                                                   16,050                   8,435

                Commitments and contingencies
                Shareholders' equity:
                        Common Stock, no par value; 75,000,000 authorized,
                           20,127,976 shares issued and outstanding in 1996
                           and 19,455,627 in 1995                                      161,800                 145,313
                        Retained earnings                                              163,375                 133,374
                        Net unrealized gains on securities (Net of tax effect)             105                     177
                                                                                     ----------              ----------

                           Total shareholders' equity                                  325,280                 278,864
                                                                                     ----------              ----------

                                                                                     $ 401,066               $ 353,430
                                                                                     ==========              ==========

                ===================================================================================================================

See accompanying notes.

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
       (INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS (IN THOUSANDS))

                   ================================================================================================================
                                                                                                    Years Ended December 31,
                                                                     1996                    1995                   1994
                   ----------------------------------------------------------------------------------------------------------------
CASH FLOWS         Net income                                      $ 30,001                $ 42,465               $ 34,909
      FROM         Adjustments to reconcile net income to cash
 OPERATING         provided by operating activities:
ACTIVITIES           Depreciation and amortization                   48,315                  27,214                 20,858
                     Less from disposition of equipment                 100                     386                    513
                     Deferred income taxes                            3,811                   4,794                  2,235
                     Changes in assets and liabilities
                      Accounts receivable                            13,666                  (5,640)               (12,126)
                      Inventories                                    (6,317)                 (7,171)                 4,401
                      Prepaid expense, and other assets               5,000                  (9,956)                (6,347)
                      Accounts payable                               (7,421)                 (2,620)                20,168
                      Accrued compensation and employee benefits      2,798                   2,068                  2,006
                      Other accrued liabilities and income taxes
                      payable                                         1,683                   3,322                  6,981
                                                                     ------                  ------                 ------
                          Cash provided by operating activities      91,636                  54,862                 73,598
                   ================================================================================================================
CASH FLOWS         Capital expenditures                            (117,065)                (79,346)               (68,708)
      FROM         Short-term investments:
 INVESTING              Purchases                                   (55,006)               (112,240)              (129,013)
ACTIVITIES              Proceeds from sales                          45,035                  87,121                 80,480
                        Proceeds from maturities                     30,095                  33,076                 36,537
                                                                    -------                 -------                 ---------
                          Cash used for investing activities        (96,941)                (71,389)               (80,704)
                   ----------------------------------------------------------------------------------------------------------------
CASH FLOWS         Proceeds from issuance of stock                   13,032                  16,276                  9,480
      FROM                                                           ------                  ------                 -------
 FINANCING                Cash provided by financing activities      13,032                  16,276                  9,480
ACTIVITIES
                                                                     -------                 -------                 ------
                   Increase (decrease) in cash and cash
                   equivalents                                        7,727                    (251)                 2,374
                   Cash and cash equivalents--beginning of
                   period                                             7,784                   8,035                  5,661
                                                                     -------                 -------                -------
                   Cash and cash equivalents--end of period         $15,511                 $ 7,784                 $8,035
                                                                     ======                   ======                 =====

                   Supplemental disclosures of cash flow
                   information--
                   Cash paid for:
                         Income taxes                               $ 9,249                 $12,754                 $14,277
                                                                      =====                  ======                  ======
                   ===============================================================================================================
                   SEE ACCOMPANYING NOTES.

                CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
                             (DOLLARS IN THOUSANDS)

===================================================================================================================================

                                                                                              Net Unrealized Gain       Total
                                                Common Stock                    Retained            (Loss) on        Shareholders'
                                        ------------------------------          Earnings            Securities          Equity
                                        Shares                  Amount
-----------------------------------------------------------------------------------------------------------------------------------
BALANCE AT JANUARY 1, 1994              17,898,497           $ 109,580       $  56,000               $    ---        $ 165,580
Issuance of Common Stock under stock
   option and stock purchase plans,
   including tax benefit of $3,452         601,468              12,932             ---                    ---           12,932
Adjustment to unrealized gains
   (losses) on available-for-sale
   securities, net of tax                      ---                 ---             ---                   (826)            (826)
Net income                                     ---                 ---          34,909                    ---           34,909
                                        -----------          ----------      ----------              ----------      ----------

BALANCE AT DECEMBER 31, 1994            18,499,965             122,512          90,909                   (826)         212,595


Issuance of Common Stock under stock
   option and stock purchase plans,
   including tax benefit of $6,525         955,662              22,801             ---                    ---           22,801
Adjustments to unrealized gains
   (losses) on available-for-sale
   securities, net of tax                      ---                 ---             ---                  1,003            1,003
Net income                                     ---                 ---          42,465                    ---           42,465
                                        -----------          ----------      ----------              ----------      ----------

BALANCE AT DECEMBER 31, 1995            19,455,627             145,313         133,374                    177          278,864


Issuance of Common Stock under stock
   option and stock purchase plans,
   including tax benefit of $3,455         672,349              16,487             ---                    ---           16,487
Adjustments to unrealized gains
   (losses) on available-for-sale
   securities, net of tax                      ---                 ---             ---                    (72)             (72)
Net income                                     ---                 ---          30,001                    ---           30,001
                                        -----------          ----------      ----------              ----------      ----------

BALANCE AT DECEMBER 31, 1996            20,127,976           $ 161,800       $ 163,375               $    105        $ 325,280
                                        ===========          ==========      ==========              ==========      ==========


===================================================================================================================================

SEE ACCOMPANYING NOTES.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                               DECEMBER 31, 1996

Note 1.  Summary of Significant Accounting Policies

Nature of Business: Zilog designs, develops, manufactures and markets application specific standard integrated circuit products (ASSPs) for the data communications, consumer product controller and intelligent peripheral controller markets.

Principles of Consolidation: The consolidated financial statements include the accounts of Zilog, Inc. and all its subsidiaries. All significant transactions and accounts between the Company and these subsidiaries have been eliminated in consolidation.

Revenue Recognition: Certain of the Company's sales are made through distributors under agreements allowing limited right of return and price protection on merchandise unsold by the distributors. Revenue is recognized at the time of shipment with appropriate reserves provided for returns and price allowances. Royalty income is recognized on a quarterly basis when the income is earned and received from the licensees.

Foreign Currency Translation: Accounts denominated in foreign currencies have been translated using the U.S. dollar as the functional currency. Accordingly, monetary accounts and transactions are remeasured at current exchange rates, and nonmonetary accounts are remeasured at historical rates. Revenues and expenses are remeasured at the average exchange rates for each period, except for depreciation expense which is remeasured at historical rates. Foreign currency exchange gains and (losses) were included in determining results of operations and aggregated $(540,000), $(508,000) and $213,000 for the years ended December 31, 1996, 1995 and 1994, respectively.

Fair Values of Financial Instruments: The Company's short-term investments consist primarily of various State and Municipal bonds. Cash and cash equivalents consists primarily of cash in bank accounts and overnight investments in commercial paper. The following methods and assumptions were used by the Company in estimating its fair value disclosures for financial instruments:

   Cash and Cash Equivalents: The carrying amount (at cost), in the balance sheet for cash and cash equivalents at December 31, 1996 and 1995 were $15,511,000 and $7,784,000 respectively, which approximates fair value, due to their short maturities.

   Short-Term Investments: The fair values for marketable debt securities are based on quoted market prices. Investments consist primarily of marketable debt securities which are classified as available-for-sale and are carried at fair value. Unrealized gains and losses, net of tax, are reported in shareholders' equity. The cost basis of investments is adjusted for amortization of premiums and accretion of discounts to maturity, which is included in interest income. Realized gains and losses are included in other income. The cost of securities sold is based on the specific information method.

   The following is a summary of available-for-sale securities as of December 31, 1996 and 1995 (in thousands):

===================================================================================================================================
                                                        1996                                     1995
                                                --------------------           -----------------------------------------------
                                                                                             U.S. Government
                                                      Municipal                 Municipal       and Agency          Total
                                                        Bonds                    Bonds         Securities     Debt Securities
-----------------------------------------------------------------------------------------------------------------------------------
   Cost                                              $  53,250               $  68,717          $   4,830       $  73,547
   Gross Unrealized Gains                                  173                     325                  6             331
   Gross Unrealized (Losses)                               (11)                    (54)               ---             (54)
                                                     ----------              ----------         ----------      ----------
   Estimated Fair Value                              $  53,412               $  68,988          $   4,836       $  73,824
                                                     ==========              ==========         ==========      ==========
===================================================================================================================================

The gross realized gains and (losses) on sales for the year ended December 31, 1996, 1995 and 1994 were not significant. The adjustment for unrealized holding gains and (losses) in shareholders' equity, net of tax effect, totaled $105,000 and $177,000 at December 31, 1996 and 1995, respectively.

The maturities for the marketable debt securities at December 31, 1996 and 1995 are shown below (in thousands):

===================================================================================================================================
                                                               1996                                            1995
                                                -----------------------------------             -----------------------------------
                                                                       Estimated                                      Estimated
                                                  Cost                 Fair Value                  Cost               Fair Value
-----------------------------------------------------------------------------------------------------------------------------------
        Due in 1 year or less                  $   30,831            $   30,921                  $   30,345         $   30,473
        Due after 1 year through 3 years           22,419                22,491                      36,471             36,552
        Due after 3 years (less than 5)               ---                   ---                       6,731              6,799
                                               -----------           -----------                 -----------        -----------
                                               $   53,250            $   53,412                  $   73,547         $   73,824
                                               ==========            ==========                  ==========         ===========
===================================================================================================================================

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                               DECEMBER 31, 1996

Inventories: Inventories are stated at the lower of standard cost (which approximates actual cost on a first-in, first-out basis) or market and consist of the following (in thousands):

===================================================================================================================================
                                                                December 31,                          December 31,
                                                                    1996                                  1995
----------------------------------------------------------------------------------------------------------------------------------
        Raw materials                                          $  5,385                              $  3,195
        Work-in-process                                          23,412                                22,077
        Finished goods                                            5,672                                 2,880
                                                                -------                              --------

                                                               $ 34,469                              $ 28,152
                                                               ========                              ========
==================================================================================================================================

Property, plant and equipment: Depreciation is computed using the straight-line method over the estimated economic lives of the assets which are generally five years for machinery and equipment and thirty years for buildings. Amortization of leasehold improvements is computed using the shorter of the remaining terms of the leases or the estimated economic lives of the improvements.

Use of estimates: The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Concentration of Credit Risk: Financial instruments which potentially subject the Company to concentrations of credit risk consist primarily of cash equivalents, short-term investments and trade accounts receivable. By policy, the Company places its investments only with high credit quality financial institutions. Almost all of the Company's trade accounts receivable are derived from sales to electronics distributors and to manufacturers of consumer products, intelligent computer peripherals and products which network computers and peripherals. The Company performs ongoing credit evaluations of its customers' financial condition and limits its exposure to accounting losses by limiting the amount of credit extended whenever deemed necessary and generally does not require collateral.

Long lived Assets: The Company has no long-lived assets used in operations that currently requires impairment losses to be recorded as required by FASB Statement No. 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of.

Other Assets: Other assets are primarily licensing agreements stated at cost. Amortization is computed using the straight line method over the estimated economic lives of the assets which are generally five years. Accumulated amortization amounted to approximately $4,495,000 and $2,684,000 at December 31, 1996 and 1995, respectively.

Stock Awards: The Company accounts for employee stock awards in accordance with APB Opinion No. 25, Accounting for Stock Issued to Employees. As stock option grants are issued with an exercise price equal to the fair value of the stock, the Company recognizes no compensation expense for stock option grants. Additionally, as the Stock Purchase Plan qualifies as an "Employee Stock Purchase Plan" under Section 423 of the Code, no compensation expense is recorded. Pro forma information required by FASB Statement No. 123, Accounting for Stock Based Compensation is presented in Note 4, below.

Net income per share: Net income per share is calculated using the weighted average number of common and common equivalent shares outstanding from dilutive stock options under the treasury stock method.

NOTE 2. CREDIT AGREEMENT

        Effective December 31, 1991, the Company originally entered into a three-year unsecured credit agreement, which has been extended to February 28, 1997, with two banks which provides for a total of $20,000,000 in available borrowings. There have been no borrowings under this agreement and no amounts are outstanding as of December 31, 1996. Currently, the Company is evaluating its financial options and has made no decision regarding renewing a bank line of credit.

        Under the provisions of this agreement, the banks restrict the declaration or payment of dividends (other than dividends payable solely in the Company's Common Stock) without prior written consent, restrict the Company from entering into certain transactions and require the Company to maintain minimum levels of working capital, net income, tangible net worth and certain other financial ratios. Borrowings under this agreement will bear interest at defined formula rates based on certain options elected by the Company. There was no interest expense from borrowings for the years ended 1996, 1995 and 1994.

NOTE 3. EMPLOYEE BENEFIT PLANS

Employee Performance Incentive Plan: Under the amended 1987 Employee Performance Incentive Plan (the Incentive Plan), domestic exempt employees not included in any other Company incentive program are eligible to participate in incentive awards. The Incentive Plan provided for awards of up to 7.5% of pretax profit (as defined) for the periods 1996, 1995, and 1994 dependent upon the attainment of certain operating results. Results of operations were charged approximately $2,141,000, $3,893,000 and $3,840,000 in the years ended December 31, 1996,
1995 and 1994, respectively, under this plan. The Incentive Plan may be continued, discontinued or amended by the Company's Board of Directors.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                               DECEMBER 31, 1996

Savings Plan: The Company has an employee savings plan that qualifies as a deferred salary arrangement under Section 401(k) of the Internal Revenue Code. Under the plan, participating U.S. employees may defer a portion of their pretax earnings, up to the Internal Revenue Service annual contribution limit ($9,500 for calendar year 1996). The Company may make matching contributions on behalf of each participating employee in an amount equal to 100% of the participant's deferral contribution, up to 1-1/2% of the participant's compensation on a quarterly basis. The Company may also make additional discretionary contributions to the 401(k) Plan up to a limit set by federal tax law. Matching contributions to the savings plan were approximately $589,000, $549,000 and $436,000 in 1996, 1995 and 1994, respectively. The discretionary contributions for 1996, 1995 and 1994 were approximately $2,354,000, $1,308,000 and
$1,581,000, respectively.

NOTE 4. SHAREHOLDERS' EQUITY

Stock purchase plan: During 1990, the Company adopted an employee purchase plan (the "Stock Purchase Plan") allowing eligible employees to purchase shares of the Company's Common Stock. The total number of shares of Common Stock authorized for issuance under the plan is 600,000. All full-time employees of the Company are eligible to participate, subject to certain limited exceptions. The Stock Purchase Plan provides a means for the Company's employees to purchase stock through payroll deductions of up to 10% of their gross compensation. The purchase price for shares offered under the Stock Purchase Plan is equal to 85% of the lower of the closing price of the Common Stock on the first day of the six month offer period, or the last day of the six month offer period. As of December 31, 1996, a total of 395,151 shares had been purchased.

Stock Option Plans: The Zilog New Employee and Employee Promotion Common Share Option Plan (the "1989 Option Plan") and The Zilog Employee Common Share Option Plan (the "1990 Option Plan") expired during 1995, and no further stock options may be granted under these plans. In April 1994, the 1994 Long-Term Stock Incentive Plan (the "1994 Option Plan") was adopted, effective January 1, 1994.

        Under the 1994 Option Plan, the Company may grant to eligible employees: restricted shares, stock units, incentive stock options, nonqualified stock options or stock appreciation rights, to purchase up to a total of 3,385,187 shares as of December 31, 1996. The exercise price for incentive stock options, nonqualified stock options and stock appreciation rights will be determined by the Board of Directors. Under the terms of the plan, restricted shares and stock units may be awarded to eligible employees at no cost.

        Options under the plans generally vest 25% at the end of one year from the date of grant and 25% on each anniversary of the grant date thereafter. Eligible employees under the option plans are new employees and employees at certain position classification levels within the Company. Effective January 1, 1995 and on each January 1 thereafter for the remaining term of the Plan, an additional 1,000,000 Common Shares shall be reserved for award as Restricted Shares, Stock Units, Options and SARs. Any Common Shares that have been reserved but not awarded as Restricted Shares, Stock Units, Options and SARs during any calendar year shall not remain available for award in any subsequent calendar year. All options granted have 10 year terms.

        Shares granted and cancelled for 1996, include a Stock Option Replacement offered by the Company to existing grant holders of unexercised shares of the 1994 plan which were granted prior to October 18, 1996. Under the terms of the Stock Option Replacement offer, 2,494,352 shares were cancelled and re-granted at FMV, at the election of the grant holder. These new grants are not otherwise exercisable for one year from the date of the stock option replacement on November 6, 1996, but with the same vesting schedule and expiration date of the original grants.

The following table summarizes activity under the 1989, 1990 and 1994 Option
Plans:

================================================================================
                                 Shares                Options Outstanding
                                Available                            Price per
                                for Grant             Shares           Share
--------------------------------------------------------------------------------
Balance at December 31, 1993    1,686,751            4,169,659     $ 0.13-$34.63
Granted                        (1,464,350)           1,464,350     $26.50-$35.25
Exercised                               -             (545,988)    $ 0.13-$27.50
Cancelled                         210,781             (425,161)    $ 0.13-$34.63
                               ----------            ---------

Balance at December 31, 1994      433,182            4,662,860     $ 0.13-$35.25

Shares reserved                 1,000,000                    -                 -
Granted                        (1,644,600)           1,644,600     $29.75-$47.75
Exercised                               -             (907,787)    $ 0.13-$35.25
Cancelled                         248,913             (549,149)    $ 2.67-$47.75
                               ----------            ---------

Balance at December 31, 1995       37,495            4,850,524     $ 0.13-$47.75
                               ==========            =========
================================================================================

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                               DECEMBER 31, 1996

A summary of the Company's stock option activity, and related information for the year ended December 31, 1996 follows:

====================================================================================================================================
                                                       1996
                                  ----------------------------------------------
                                   Shares         Options
                                  Available       Shares        Weighted-Average
                                  for Grant     Outstanding      Exercise Price
                                  ----------------------------------------------
Balance at January 1, 1996           37,495      4,850,524         $  27.1266
Shares reserved                   1,000,000            --                 --
Granted                          (3,598,502)     3,598,502         $  25.5675
Exercised                               --        (607,262)        $  19.1244
Cancelled                         2,561,007     (3,171,491)        $  33.1675
                                  ---------      ---------
Balance at December 31, 1996            --       4,670,273         $  20.6779
                                  =========      =========
====================================================================================================================================


====================================================================================================================================
                                         Options Outstanding                                 Options Exercisable
                          -------------------------------------------------------    ------------------------------------
                             Number       Weighted Average         Weighted                        Number
Range of                  Outstanding        Remaining             Average            Exercisable           Weighted Avg.
Exercisable Prices        at 12/31/96     Contractural Life    Exercisable Price     at 12/31/96           Exercise Price
                          -------------------------------------------------------    -------------------------------------
$ 0.1333 - $10.00             219,50            3.94                $ 5.8763             219,100               $ 5.8767
$10.6666 - $20.00          2,815,958            8.79                $19.3131             868,877               $17.8181
$20.1666 - $30.00          1,337,117            6.83                $23.1422             997,593               $21.9937
$30.1250 - $47.75            297,948            8.52                $33.4088             106,267               $31.9914
                           ---------            ----                --------             -------               --------
$0.1333 - $47.75           4,670,273            7.99                $20.6777           2,191,837               $19.2121
                           =========                                                   =========

        The weighted average fair value of options granted in 1996 and 1995 were $9.2311 and $12.2639 per share, respectively.
====================================================================================================================================

Pro forma Stock Based Compensation: Pro forma information regarding net income and earnings per share is required by FASB Statement 123, which also required that the information be determined as if the Company has accounted for its employee options granted subsequent to December 31, 1994 under the fair value method of that statement. The fair value for these options was estimated at the date of grant utilizing a Black-Scholes option pricing model with a multiple option approach. The following weighted-average assumptions for 1995 and 1996, respectively, were used: risk-free interest rates (annual average) of 6.4% and 5.5%; dividend yields of zero; volatility factors of the expected market price of the Company's common stock of .40 and .67; and a weighted-average expected life of the option of 4.5 years.

To comply with the pro forma reporting requirements of FAS No. 123 for stock awards granted under the employee stock purchase plan, compensation cost is estimated for the fair value of the employees' purchase rights using the Black-Scholes model with the following assumptions for those rights granted in 1995 and 1996; dividend yield of 0.0%; an expected life ranging up to .5 years; expected volatility factor of .42 and .61; and a risk free interest rate of 6.1% and 5.4%. The weighted average fair value of those purchase rights granted in March 1995, September 1995, March 1996, and September 1996 were $3.23, $3.75, $3.59, and $3.54 respectively.

The Black-Scholes option valuation model was developed for use in estimating the fair value of traded options which have no vesting restrictions and are fully transferable. In addition option valuation models require the input of highly subjective assumptions including the expected stock price volatility. Because the Company's employee stock options have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, in managements opinion, the existing models do not necessarily provide a reliable, single measure of the fair value of its employee stock options.

For purposes of pro forma disclosure, the expense amortization of the options' fair value is allocated over the options' vesting period (4 years). The Company pro forma information follows (in thousands except for earnings per share information):

====================================================================================================================================
                                                   YEAR ENDED DECEMBER 31,
                                                   1996               1995
---------------------------------------------------------------------------
Pro forma net income                             $10,413            $36,957
Pro forma earnings per share; Primary               0.54               1.86
------------------------------------------------------------------------------------------------------------------------------------

For pro forma disclosure in accordance with FAS No. 123, the Stock Option Replacement offer options are treated as a modification of an award. Any additional compensation arising from the modification is recognized over the remaining vesting period of the new grant. FAS No. 123 is effective for options granted by the Company commencing January 1, 1995. All options granted before January 1, 1995 have not been valued and no pro forma compensation expense has been recognized. However any option granted before January 1, 1995 that was repriced in 1996 is treated as a new grant within 1996 and valued accordingly. In addition, as compensation expense is recognized over the vesting period of the option, which is typically four years, and pro forma disclosure is only required commencing with 1995, the initial impact on pro forma income may not be representative of pro forma compensation expense in future years.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                               DECEMBER 31, 1996
Note 5. Income Taxes

        The provision for income taxes is as follows (in thousands):

================================================================================
                                                        Year Ended December 31,
                                          1996            1995            1994
--------------------------------------------------------------------------------
Federal:
  Current                               $10,076         $15,998         $14,310
  Deferred                                3,360           4,074           1,960
                                        -------         -------         -------
                                         13,436          20,072          16,270
State:
  Current                                   966           1,478           2,062
  Deferred                                  636             684             235
                                        -------         -------         -------
                                          1,602           2,162           2,297
Foreign:
  Current                                 1,302           1,148           1,030
  Deferred                                 (185)             36              40
                                        -------         -------         -------
                                          1,117           1,184           1,070
                                        -------         -------         -------
Provision for income taxes              $16,155         $23,418         $19,637
                                        =======         =======         =======

================================================================================

The tax benefits associated with the exercise of stock options reduce taxes currently payable as shown above by $3,455,000, $6,525,000 and $3,452,000 in 1996, 1995 and 1994 respectively. Such benefits are credited to additional paid-in-capital when realized.

        Pretax income from foreign operations was $4,678,000, $3,901,000 and $2,680,000, for the years ended December 31, 1996, 1995 and 1994, respectively. Unremitted foreign earnings that are considered to be permanently invested outside the United States and on which no deferred taxes have been provided amounted to approximately $13,000,000 at December 31, 1996. If such amounts were remitted, the residual U.S. tax liability (net of foreign tax credits), would be approximately $2,000,000.

        The provision for income taxes differs from the amount computed by applying the statutory federal income tax rate to income before taxes. The sources and tax effects of the differences are as follows (in thousands):

================================================================================
                                                        Year Ended December 31,
                                          1996            1995            1994
--------------------------------------------------------------------------------
Computed expected provision             $16,155         $23,059         $19,091
State tax, net of federal benefit         1,042           1,405           1,486
Tax exempt interest income                 (745)           (710)           (761)
Other                                      (297)           (336)           (179)
                                        -------         -------         -------
                                        $16,155         $23,418         $19,637
                                        =======         =======         =======

================================================================================

        Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company's deferred tax liabilities and assets are as follows (in thousands):

================================================================================
                                                        Year Ended December 31,
                                                          1996            1995
--------------------------------------------------------------------------------
Deferred tax liabilities:
  Tax over book depreciation                           $(16,046)        $(8,830)
  Valuation of investment portfolio                         (57)           (100)
                                                       --------         -------
                                                        (16,103)         (8,930)
Deferred tax assets:
  Inventory valuation adjustment and reserves             4,106           1,028
  Accruals not currently deductible                       2,297           1,624
  Prepaid expenses and other                                537             719
                                                        -------         -------
                                                          6,940           3,371
                                                        -------         -------
  Net deferred tax liabilities                          $(9,163)        $(5,559)
                                                        =======         =======

===============================================================================

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                               DECEMBER 31, 1996

Note 6. Commitments and Contingencies

        The Company leases certain of its facilities under noncancelable operating leases which expire in 1997 through 2004. The facilities lease agreements generally provide for base rental rates which increase at various times during the terms of the leases and also provide for renewal options at fair market rental value.
        Minimum future payments under these noncancelable operating leases at December 31, 1996 are as follows (in thousands):

================================================================================
                        1997                    $2,141
                        1998                       867
                        1999                       292
                        2000                       213
                        2001                       173
                        Thereafter                 412
                                                ------
                                                $4,098
                                                ======

================================================================================
        Total rental expense, including month-to-month rentals, was $2,778,000. $2,732,000 and $2,311,000, for the years ended December 31, 1996, 1995 and
1994, respectively.

The Company is participating in litigation arising in the ordinary course of business. The Company will defend itself vigorously. The Company believes that it is unlikely that the outcome of these matters will have a material adverse effect on its financial position, results of operations, or cash flow. The estimate of the potential impact on the Company's financial position or overall results of operations for the above legal proceedings could change in the future.

Note 7. Geographic Information

        The Company operates in one industry segment and is primarily engaged in the design, development, manufacturing and marketing of application specific standard semiconductor products. The Company sells its products to system manufacturers in a broad range of industries. During the period ending December 31, 1996 one customer, Lucent Technologies, represented 12.8% of sales or approximately $38,000,000. No single customer accounted for more than 8.5% of sales during the period ended December 31, 1995 and 1994.

        Export sales to unaffiliated customers located outside the United States, expressed as a percentage of consolidated sales, consist of the following:

================================================================================
                                        1996            1995            1994
--------------------------------------------------------------------------------
        Far East                        42%             40%             39%
        Europe                           9              10              11
        Other                            5               7               6
                                        --              --              --
                                        56%             57%             56%
                                        ==              ==              ==

================================================================================
        The Company's operating results are subject to the risks inherent in international sales and purchases, including, but not limited to various regulatory requirements, political and economic changes and disruptions, transportation delays, foreign currency fluctuations, export/import controls, tariff regulations, higher freight rates, difficulties in staffing and managing foreign sales operations, greater difficulty in accounts receivable collection, and potentially adverse tax consequences. Duty, tariff and freight costs can materially increase the cost of crucial components for the Company's products. Foreign exchange fluctuations may render the Company's products less competitive relative to locally manufactured product offerings, or could result in foreign exchange losses. The Company remains subject to the transaction exposures that arise from foreign exchange movements between the dates foreign currency export sales or purchase transactions are recorded and the dates cash is received or payments are made in foreign currencies. There can be no assurance that the Company's current or any future currency exchange strategy will be successful in avoiding exchange related losses or that any of the factors listed above will not have a material adverse effect on the Company's business, financial condition and results of operations.

        The Company's operations outside the United States consist of two assembly plants in the Philippines and sales offices in certain foreign countries. Domestic operations are responsible for the design, development and wafer fabrication of all products, as well as the coordination of production planning and shipping to meet world-wide customer commitments. The Philippine assembly plants are reimbursed in relation to value added during assembly, and the foreign sales offices receive a commission on export sales within their territory. Accordingly, for financial statement purposes, it is not meaningful to segregate revenues or operating profits for the assembly and foreign sales operations. Identifiable assets by geographic area are as follows (in thousands):

================================================================================
                                                                December 31,
                                                1996                1995
--------------------------------------------------------------------------------
        United States (including
         corporate assets)                    $329,304            $304,953
        Philippines                             70,388              47,310
        Other                                    1,374               1,167
                                              --------            --------
        Total assets                          $401,066            $353,430
                                              ========            ========

================================================================================

               REPORT OF ERNST & YOUNG LLP, INDEPENDENT AUDITORS

Board of Directors and Shareholders
Zilog, Inc.

        We have audited the accompanying consolidated balance sheets of Zilog, Inc. as of December 31, 1996 and 1995, and the related consolidated statements of income, shareholders' equity and cash flows for each of the three years in the period ended December 31, 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

        We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

        In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Zilog, Inc. at December 31, 1996 and 1995, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 1996, in conformity with generally accepted accounting principles.


San Jose, California
January 22, 1997

                             QUARTERLY INFORMATION

QUARTERLY RESULTS

        The following table presents unaudited quarterly results and those results as a percentage of net sales for the eight quarters of 1995 and 1996. The Company believes that all necessary adjustments, consisting only of normal recurring adjustments, have been included in the amounts stated below to state fairly the selected quarterly information when read in conjunction with the Consolidated Financial Statements. The Company's year-end is December 31, with interim results based on fiscal quarters of thirteen weeks of duration ending on the last Sunday of each quarter. The operating results for any quarter are not necessarily indicative of results for any subsequent period.

                       QUARTERLY INFORMATION (UNAUDITED)
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

===================================================================================================================================
                                                                                QUARTERS ENDED
                                              APRIL 2,    JULY 2,    OCT. 1   DEC. 31,    MAR. 31,   JUN. 30,   SEP. 29,   DEC. 31,
                                                1995      1995        1995      1995        1996       1996       1996       1996
-----------------------------------------------------------------------------------------------------------------------------------
Sales                                         $62,710    $66,729    $62,715    $72,968    $80,999    $85,459    $63,803    $68,164
Costs and expenses:
  Cost of sales                                31,246     33,474     32,264     38,082     42,941     47,534     41,178     43,666
                                              -------    -------    -------    -------    -------    -------    -------    -------
    Gross margin                               31,464     33,255     30,451     34,886     38,058     37,925     22,625     24,498
  Research and development                      6,089      6,740      5,562      6,155      7,587      7,412      7,360      8,189
  Selling, general and administrative          10,311     10,852      9,159     11,621     12,037     11,477     12,838     11,582
                                              -------    -------    -------    -------    -------    -------    -------    -------
      Total costs and expenses                 47,656     51,066     46,985     55,858     62,565     66,423     61,376     63,437
                                              -------    -------    -------    -------    -------    -------    -------    -------
Operating income                               15,064     15,663     15,730     17,110     18,434     19,036      2,427      4,727
Other income (expense) net:
  Interest income, net                            613        593        826        645        562        623        555        613
  Other, net, including license
    and royalty income and expense                  1        769       (418)      (713)      (368)      (726)      (157)       340
                                              -------    -------    -------    -------    -------    -------    -------    -------
Income before income taxes                     15,678     17,025     16,138     17,042     18,718     18,933      2,825      5,680
Provision for income taxes                      5,644      6,129      5,810      5,835      6,645      6,533        989      1,988
                                              -------    -------    -------    -------    -------    -------    -------    -------
Net income                                    $10,034    $10,896    $10,328    $11,207    $12,073    $12,400    $ 1,836    $ 3,692
                                              =======    =======    =======    =======    =======    =======    =======    =======
Net income per share                          $  0.51    $  0.54    $  0.50    $  0.55    $  0.59    $  0.60    $  0.09    $  0.18
                                              =======    =======    =======    =======    =======    =======    =======    =======

                                                                            As a Percentage of Sales
-----------------------------------------------------------------------------------------------------------------------------------
Sales                                           100.0%     100.0%     100.0%     100.0%     100.0%     100.0%     100.0%     100.0%
Costs and expenses:
  Cost of sales                                  49.0       50.2       51.4       52.2       53.0       55.6       64.5       64.1
                                              -------    -------    -------    -------    -------    -------    -------    -------
    Gross margin                                 50.2       49.8       48.6       47.8       47.0       44.4       35.5       35.9
  Research and development                        9.7       10.1        8.9        8.4        9.4        8.7       11.5       12.0
  Selling, general and administrative            16.5       16.2       14.6       15.9       14.9       13.4       20.1       17.0
                                              -------    -------    -------    -------    -------    -------    -------    -------
      Total costs and expenses                   76.0       76.5       74.9       76.5       77.3       77.7       96.1       93.1
                                              -------    -------    -------    -------    -------    -------    -------    -------
Operating income                                 24.0       23.5       25.1       23.5       22.7       22.3        3.9        6.9
Other income (expense) net:
  Interest income, net                            1.0        0.9        1.3        0.9        0.8        0.7        0.8        0.9
  Other, net, including license
    and royalty income and expense                0.0        1.1       (0.7)      (1.0)      (0.4)      (0.9)      (0.2)       0.5
                                              -------    -------    -------    -------    -------    -------    -------    -------
Income before income taxes                       25.0       25.5       25.7       23.4       23.1       22.1        4.5        8.3

Provision for income taxes                        9.0        9.2        9.2        8.0        8.2        7.6        1.6        2.9
                                              -------    -------    -------    -------    -------    -------    -------    -------
Net income                                       16.0%      16.3%      16.5%      15.4%      14.9%      14.5%       2.9%       5.4%
                                              =======    =======    =======    =======    =======    =======    =======    =======
===================================================================================================================================